MANAGEMENT’S DISCUSSION AND ANALYSIS
November 5, 2007
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral and achieve synergies; the Company’s level of indebtedness; the Company’s participation in consolidation of the steel industry; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; unexpected equipment failures and plant interruptions or outages; the substantial capital investment and similar expenditures required in the Company’s business; the loss of key employees; interest rate risk; the Company’s ability to fund its pension plans; currency exchange rate fluctuations; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the accuracy of estimates used in the preparation of the Company’s financial statements; and the Company’s reliance on joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 11.7 million tons of mill finished steel products. Through a vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 62 downstream operations, the Company serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
On June 17, 2007, Pacific Coast Steel (“PCS”), a majority owned joint venture of Gerdau Ameristeel, completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada for approximately $8.9 million. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business. VPI specializes in smaller commercial, retail and public works projects. As a result of the acquisition, the Company recorded total assets of $6.6 million, goodwill and intangibles of $3.4 million and liabilities of $1.1 million.
On August 27, 2007, PCS completed the acquisition of the assets of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona for $4.9 million. As a result of this acquisition, the Company recorded total assets of $3.2 million, goodwill and intangibles of $3.0 million and liabilities of $1.3 million.
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), for $4.2 billion, broadening the Company’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. As a result of this acquisition, the Company recorded total assets of $1.8 billion, goodwill of $2.8 billion, intangibles of $591 million and liabilities of $925 million.
Also on September 14, 2007, the Company purchased the assets of Re-Bars Inc. (“Re-Bars”), an independent fabricator of concrete reinforcing steel servicing Savannah, Georgia and the surrounding areas, for $2.9 million. As a result of this acquisition, the Company recorded total assets of $1.0 million, goodwill and intangibles of $1.9 million.
On November 1, 2007, the Company filed a final short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission, in connection with an offering in the United States and Canada of 110 million of its common shares. Gerdau S.A., which currently owns approximately 66.5% of the outstanding common shares of the Company, has agreed to purchase approximately 73 million common shares from the Company in the offering. Approximately 37 million common shares will be distributed to the public through an underwriting syndicate. The net proceeds of the offering of approximately $1.3 billion will be used to partially repay the loans incurred by the Company in connection with the acquisition of Chaparral (described above). The Company has also granted the underwriters an option to purchase up to an additional 5,535,750 common shares at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the common shares prior to exercise of the option), less underwriting commission within 30 days following the closing of the offering. Gerdau S.A. has agreed to purchase, within two days after the exercise of the overallotment option, a number of additional common shares to maintain its approximate 66.5% ownership interest, at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the Company common shares prior to exercise of the option). The offering is expected to close on November 7, 2007.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mills and downstream. The mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn plants, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, wire drawing, fence posts and collated nails.

RESULTS OF OPERATIONS
The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three and nine months ended September 30, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Condensed Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Chaparral – September 14, 2007; Re-Bars – September 14, 2007; D&R – August 27, 2007, VPI – June 17, 2007, PCS – November 1, 2006; and Sheffield Steel Corporation (“Sheffield”) — June 12, 2006. Re-Bars and VPI were acquired by PCS.
Three months ended September 30, 2007, compared to three months ended September 30, 2006
The following tables summarize the results of Gerdau Ameristeel for the three months ended September 30, 2007 and 2006.
(US$ in thousands, except earnings per share)

	Three Months Ended		Three Months Ended		% of Sales
	September 30,	% of	September 30,	% of	Increase	$ Increase
	2007	Sales	2006	Sales	(Decrease)	(Decrease)
			As Amended

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	387,893		402,310
Merchant/Special Sections	856,760		765,120
Rod	182,659		208,885
Fabricated Steel	366,082		293,599

Total	1,793,394		1,669,914

Net sales	$1,397,176	100.0%	$1,160,050	100.0%		$237,126

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	1,127,924	80.7%	932,909	80.4%	0.3%	195,015
Selling and administrative	41,667	3.0%	39,820	3.4%	-0.4%	1,847
Depreciation and amortization	37,926	2.7%	60,897	5.3%	-2.6%	(22,971)
Other operating (income) expense, net	(2,228)	-0.1%	9,002	0.8%	-0.9%	(11,230)

	1,205,289	86.3%	1,042,628	89.9%	-3.6%	162,661

Income from operations	191,887	13.7%	117,422	10.1%	3.6%	74,465

Income from 50% owned joint ventures	10,188	0.8%	39,641	3.4%	-2.6%	(29,453)

Income before other expenses and income taxes	202,075	14.5%	157,063	13.5%	1.0%	45,012

Other expenses
Interest, net	18,326	1.3%	16,147	1.4%	-0.1%	2,179
Foreign exchange (gain) loss, net	(3,585)	-0.3%	(2,702)	-0.3%	0.0%	(883)
Amortization of deferred financing costs	1,800	0.1%	711	0.1%	0.0%	1,089
Minority interest	4,948	0.4%	—	0.0%	0.4%	4,948

	21,489	1.5%	14,156	1.2%	0.3%	7,333

Income before income taxes	180,586	13.0%	142,907	12.3%	0.7%	37,679

Income tax expense	56,772	4.1%	51,471	4.4%	-0.3%	5,301

Net Income	$123,814	8.9%	$91,436	7.9%	1.0%	$32,378

Earnings per common share — basic	$0.41		$0.30
Earnings per common share — diluted	$0.40		$0.30
See “Recently Issued Accounting Standards” herein and “Note 2” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2007 – “Summary of Significant Account Policies” for the full disclosure of the impact of the adoption of Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”.

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Three Months Ended
	September 30,	September 30,	$ Increase	% Increase
	2007	2006	(Decrease)	(Decrease)
		As Amended
Mill external shipment revenue	$940,599	$816,155
Fabricated steel shipment revenue	326,179	223,722
Other products shipment revenue *	83,979	67,436
Freight	46,419	52,737

Net Sales	$1,397,176	$1,160,050

Mill external shipments (tons)	1,427,312	1,376,315
Fabricated steel shipments (tons)	366,082	293,599

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$659	$593	$66	11.1%
Fabricated steel shipments	891	762	129	16.9%

Scrap Charged	219	203	16	7.9%

Metal Spread (selling price less scrap)
Mill external steel shipments	440	390	50	12.8%
Fabricated steel shipments	672	559	113	20.2%

Mill Manufacturing Cost ($ / ton)	273	249	24	9.6%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the three months ended September 30, 2007 increased to $1.4 billion, an increase of 20.4% from the same period of the prior year. Finished tons shipped for the three months ended September 30, 2007 increased 123,480 tons, or 7.4%, compared to the three months ended September 30, 2006. The current period results include the results of the Chaparral and PCS (which includes D&R and VPI) acquired businesses which were acquired at various times between the fourth quarter of 2006 through the third quarter of 2007. Shipments from these acquisitions during this time period were approximately 86,508 tons and 47,621 tons, respectively. Excluding the acquisitions, shipment volume was essentially flat in comparison to the three months ended September 30, 2006. Weighted average mill selling prices were $659 per ton for the three months ended September 30, 2007, an increase of approximately $66 per ton or 11.1% from the weighted average mill selling prices for the three months ended September 30, 2006. Selling prices have increased in response to inflationary pressures in scrap and other raw material costs. In addition, the average selling price for the three months ended September 30, 2007 increased by approximately $8 per ton due to the inclusion of the Chaparral structural products which have higher selling prices in comparison to the Company’s other long product average selling prices.
Cost of sales: Cost of sales as a percentage of net sales increased 0.3% for the three months ended September 30, 2007 when compared to the three months ended September 30, 2006. The cost of sales increased from $932.9 million, or $559 per finished ton shipped, for the three months ended September 30, 2006 to $1.1 billion or, $629 per finished ton shipped, for the three months ended September 30, 2007. Scrap raw material, the principal component of the Company’s cost structure, increased 7.9% to $219 per ton for the three months ended September 30, 2007, compared to $203 per ton for the three months ended September 30, 2006. Mill manufacturing costs were approximately 9.6% or $24 per ton higher in the three months ended September 30, 2007 compared to the three months ended September 30, 2006, primarily as a result of significant inflation of alloy costs, and incremental costs resulting from curtailed production rates at most of the facilities due to scheduled maintenance shutdowns and inventory control measures in response to reduced shipment levels. On a cost per ton basis, the current period results also include an $18 per ton increase in costs as a result of the Company acquiring PCS in November 2006. A significant portion of PCS’ cost of sales are derived from the installation of reinforcing steel, which increased the Company’s average cost per ton shipped by $18 per ton. Finally, purchase accounting under US GAAP impacted the Company’s cost of sales by approximately $13.5 million being recorded in the quarter representing $8 per ton on all the Company’s shipments in the quarter.
Selling and administrative: Selling and administrative expenses for the three months ended September 30, 2007 increased $1.8 million compared to the three months ended September 30, 2006. The increase in selling and administrative expenses is due to an increase in selling and administrative functions supporting the growth of the organization, including the Chaparral and PCS (which includes D&R and VPI) acquisitions.
Depreciation: Depreciation expense for the three months ended September 30, 2007 decreased $23.0 million when compared to the three months ended September 30, 2006. The decrease in depreciation for the three months ended September 30, 2007 is primarily related to the nonrecurring accelerated depreciation of approximately $32.4 million recorded in September 2006 resulting from the closure of the Perth Amboy mill’s melt shop. This decrease was offset by the incremental depreciation expense from the Chaparral and PCS (which includes D&R and VPI) acquisitions, amortization of intangible assets associated with those acquired companies, as well as normal increases in depreciation expense from routine equipment additions placed in service over the last 12 months.
Income from operations: As a percentage of net sales, income from operations for the three months ended September 30, 2007 was 13.7% compared to the income from operations of 10.1% for the three months ended September 30, 2006. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $50 per ton for the three months ended September 30, 2007 compared to the three months ended September 30, 2006.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $10.2 million for the three months ended September 30, 2007 compared to $39.6 million for the three months ended September 30, 2006 (see “Note 7” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended September 30, 2007 – “Investments in 50% owned joint ventures”). This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture Gallatin Steel which decreased from $385 per ton in the three months ended September 30, 2006 to $260 per ton during the three months ended September 30, 2007. Metal spreads in the flat rolled sheet industry are currently well below the metal spreads earned in the Company’s long products business. Metal spreads in the flat rolled sheet segment have been negatively impacted by softness in end user demand, however, North American flat rolled sheet inventories are at relatively low levels which we believe should allow for an improvement in margins when demand increases.
Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, increased $3.3 million for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. This was primarily due to the increase in interest and amortization of deferred financing costs recorded as a result of the new bridge and term loans entered into in September 2007 in connection with the acquisition of Chaparral. Included in the three months ended September 30, 2006 was interest expense of $2.2 million and a charge of $5.6 million related to the Company’s redemption of its convertible debentures during this period.
Minority interest: In November 2006, the Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 31.4% and 36.0% respectively for the three months ended September 30, 2007 and 2006 (see “Note 10” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended September 30, 2007 – “Income Taxes”). Included in the three months ended September 30, 2006 is a non recurring charge of $3.2 million for a valuation allowance related to certain New Jersey recycling credits related to the Perth Amboy, New Jersey mill which will not be utilized with the closure of the melt shop.
Segments: Gerdau Ameristeel is organized with two operating segments, mills and downstream.
Mills segment sales increased to $1.2 billion for the three months ended September 30, 2007, from $1.1 billion for the three months ended September 30, 2006. Mills segment sales include sales to the downstream segment of $188.2 million and $137.2 million for the three months ended September 30, 2007 and 2006, respectively. Mills segment income from operations for the three months ended September 30, 2007 was $190.3 million compared to mills segment income from operations of $107.8 million for the three months ended September 30, 2006, an increase of $82.5 million, or 76.5%. The increase in mill segment income from operations in the three months ended September 30, 2007 is primarily the result of higher metal spreads.
Downstream segment sales increased to $349.8 million for the three months ended September 30, 2007 from $238.0 million for the three months ended September 30, 2006. Downstream segment income from operations was $20.2 million for the three months ended September 30, 2007 compared to $15.4 million for the three months ended September 30, 2006, an increase of $4.8 million, or 31.2% which was mostly attributable to the acquisition of PCS.
See “Note 16” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended September 30, 2007 – “Segment information” for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is calculated by adding earnings before interest, taxes, depreciation and amortization, minority interest and cash distributions from 50% owned joint ventures, and deducting earnings from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the three months ended September 30, 2007 and 2006 is shown below:

	For the Three Months Ended
(US$ in thousands)	September 30, 2007	September 30, 2006
		As Amended
Net income	$123,814	$91,436
Income tax expense	56,772	51,471
Interest and other expense on debt	18,326	16,147
Depreciation and amortization	39,726	61,608
Earnings from 50% owned joint ventures	(10,188)	(39,641)
Cash distribution from 50% owned joint ventures	20,424	30,423
Minority interest	4,948	—

EBITDA	$253,822	$211,444

Nine months ended September 30, 2007, compared to nine months ended September 30, 2006
The following tables summarize the results of Gerdau Ameristeel for the nine months ended September 30, 2007 and 2006.
(US$ in thousands, except earnings per share)

	Nine Months Ended		Nine Months Ended		% of Sales
	September 30,	% of	September 30,	% of	Increase	$ Increase
	2007	Sales	2006	Sales	(Decrease)	(Decrease)
			As Amended

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	1,261,346		1,173,710
Merchant/Special Sections	2,487,227		2,438,399
Rod	561,254		587,064
Fabricated Steel	1,068,994		870,593

Total	5,378,821		5,069,766

Net sales	$4,071,990	100.0%	$3,425,070	100.0%		$646,920

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	3,247,987	79.8%	2,765,856	80.8%	-1.0%	482,131
Selling and administrative	144,478	3.5%	136,679	4.0%	-0.5%	7,799
Depreciation and amortization	95,778	2.4%	114,067	3.3%	0.9%	(18,289)
Other operating (income) expense, net	(3,484)	-0.1%	8,019	0.2%	-0.3%	(11,503)

	3,484,759	85.6%	3,024,621	88.3%	-2.7%	460,138

Income from operations	587,231	14.4%	400,449	11.7%	2.7%	186,782

Income from 50% owned joint ventures	42,217	1.1%	103,018	3.0%	-1.9%	(60,801)

Income before other expenses and income taxes	629,448	15.5%	503,467	14.7%	0.8%	125,981

Other expenses
Interest, net	32,238	0.8%	36,580	1.1%	-0.3%	(4,342)
Foreign exchange (gain) loss, net	(7,854)	-0.2%	(891)	-0.1%	-0.1%	(6,963)
Amortization of deferred financing costs	3,176	0.1%	2,120	0.1%	0.0%	1,056
Minority interest	14,834	0.4%	—	0.0%	0.4%	14,834

	42,394	1.1%	37,809	1.1%	0.0%	4,585

Income before income taxes	587,054	14.4%	465,658	13.6%	0.8%	121,396

Income tax expense	190,577	4.7%	157,744	4.6%	0.1%	32,833

Net Income	$396,477	9.7%	$307,914	9.0%	0.7%	$88,563

Earnings per common share — basic	$1.30		$1.01
Earnings per common share — diluted	$1.29		$1.01

Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Nine Months Ended
	September 30,	September 30,	$ Increase	% Increase
	2007	2006	(Decrease)	(Decrease)
		As Amended
Mill external shipment revenue	$2,720,363	$2,397,728
Fabricated steel shipment revenue	937,508	652,945
Other products shipment revenue *	266,577	214,839
Freight	147,542	159,558

Net Sales	$4,071,990	$3,425,070

Mill external shipments (tons)	4,309,827	4,199,173
Fabricated steel shipments (tons)	1,068,994	870,593

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$632	$571	$61	10.7%
Fabricated steel shipments	877	750	127	16.9%

Scrap Charged	223	197	26	13.2%

Metal Spread (selling price less scrap)
Mill external steel shipments	409	374	35	9.4%
Fabricated steel shipments	654	553	101	18.3%

Mill Manufacturing Cost ($ / ton)	259	244	15	6.1%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the nine months ended September 30, 2007 was $4.1 billion, an increase of 18.9% from the same period of 2006. Finished tons shipped for the nine months ended September 30, 2007 increased 309,055 tons, or 6.1% compared to the nine months ended September 30, 2006. The current period results include the results of the Chaparral, PCS (which includes D&R and VPI), and Sheffield acquired businesses which were acquired at various times between the second quarter of 2006 through the third quarter of 2007. The increases in shipments from these acquisitions during this time period was approximately 86,508 tons, 131,409 tons and 285,638 tons (this includes Sheffield shipments for only the first six months of 2007 since Sheffield was acquired in June 2006 and is included in the Company’s results for the three months ended September 30, 2006), respectively. Excluding the impact of these acquisitions, shipments decreased approximately 4% primarily as a result of our customers reducing inventory levels over the past six months. Weighted average mill selling prices were $632 per ton for the nine months ended September 30, 2007, an increase of approximately $61 per ton or 10.7% from the weighted average mill selling prices for the nine months ended September 30, 2006 as selling prices increased in response to increasing scrap and other raw material costs.
Cost of sales: Cost of sales as a percentage of net sales decreased 1.0% for the nine months ended September 30, 2007 when compared to the nine months ended September 30, 2006. The cost of sales increased from $2.8 billion, or $546 per ton, for the nine months ended September 30, 2006 to $3.2 billion, or $604 per ton for the nine months ended September 30, 2007. Scrap raw material costs used in production, the principal component of the Company’s cost structure, increased 13.2% to $223 per ton for the nine months ended September 30, 2007, compared to $197 per ton for the nine months ended September 30, 2006. The nine month period ended September 30, 2007 also includes a $17 per ton increase in costs as a result of the Company acquiring PCS in November 2006. A significant portion of PCS’ cost of sales are derived from the installation of reinforcing steel, which increased the Company’s average cost per ton shipped by $17 per ton. Mill manufacturing costs were approximately 6.1% or $15 per ton higher in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 primarily as a result of increased yield costs resulting from the higher scrap costs and alloy cost inflation.
Selling and administrative: Selling and administrative expenses for the nine months ended September 30, 2007 increased by $7.8 million compared to the nine months ended September 30, 2006. The increase in selling and administrative expenses is primarily due to an increase in selling and administrative costs of our acquired entities as well as a growth in the corporate structure supporting the organization. Selling and administrative expenses for the nine months ended September 30, 2007 includes a $16.0 million non-cash expense versus a $30.6 million non-cash expense in the nine months ended September 30, 2006 due to the impact of marking-to-market outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation held by management.
Depreciation: Depreciation expense for the nine months ended September 30, 2007 decreased $18.3 million when compared to the nine months ended September 30, 2006. The decrease in depreciation for the nine months ended September 30, 2007 is primarily related to the accelerated depreciation recorded in September 2006 resulting from the closure of the Perth Amboy melt shop assets as described above. This decrease was offset by the incremental depreciation expense from the Chaparral, PCS (which includes D&R and VPI) and Sheffield acquisitions, amortization of intangible assets associated with those acquired companies as well as normal increases in depreciation from routine equipment additions placed in service over the last 12 months.
Income from operations: As a percentage of net sales, income from operations for the nine months ended September 30, 2007 was 14.4% compared to income from operations of 11.7% for the nine months ended September 30, 2006. Metal spread increased $35 per ton for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, which was the significant driver of the increased margins.
Earnings from joint ventures: Earnings from the Company’s 50% joint ventures were $42.2 million for the nine months ended September 30, 2007 compared to $103.0 million for the nine months ended September 30, 2006 (see “Note 7” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the nine months ended September 30, 2007 – “Investments in 50% owned joint ventures”). This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture Gallatin Steel which decreased from $355 per ton in the nine months ended September 30, 2006 to $274 per ton during the nine months ended September 30, 2007. During 2007, metal spreads in the flat rolled sheet industry have been well below the metal spreads earned in the Company’s long products business due to softness in end user demand for flat rolled sheet.
Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $3.3 million for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006. This was primarily due to interest expense of $10.4 million and a charge of $5.6 million recorded in the nine months ended September 30, 2006 as a result of the Company’s redemption of its convertible debentures. Additionally, there was a decrease in interest income earned as cash balances have been reduced to fund the acquisitions and an increase in interest and amortization of deferred financing costs recorded as a result of the new bridge and term loans entered into in September 2007 in connection with the acquisition of Chaparral.
Minority interest: In November 2006, the Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 32.5% and 33.9% respectively for the nine months ended September 30, 2007 and 2006 (see “Note 10” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the nine months ended September 30, 2007 – “Income Taxes”).
Segments: Gerdau Ameristeel is organized with two operating segments, mills and downstream.
Mills segment sales increased to $3.6 billion for the nine months ended September 30, 2007 from $3.1 billion for the nine months ended September 30, 2006. Mills segment sales include sales to the downstream segment of $517.1 million and $369.8 million for the nine months ended September 30, 2007 and 2006, respectively. Mills segment income from operations for the nine months ended September 30, 2007 was $552.7 million compared to mills segment income from operations of $401.7 million for the nine months ended September 30, 2006, an increase of $151.0 million. The increase in mill segment income from operations in the nine months ended September 30, 2007 was primarily the result of higher metal spreads.
Downstream segment sales increased to $1.0 billion for the nine months ended September 30, 2007 from $696.7 million for the nine months ended September 30, 2006. Downstream segment income from operations was $81.4 million for the nine months ended September 30, 2007 compared to $53.3 million for the nine months ended September 30, 2006, an increase of $28.1 million. These increases are primarily attributable to the acquisition of PCS.
See “Note 16” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the nine months ended September 30, 2007 – “Segment information” for a reconciliation of segment sales and income to consolidated results.
Reconciliation of EBITDA to net income is shown below:

	For the Nine Months Ended
(US$ in thousands)	September 30, 2007	September 30, 2006
		As Amended
Net income	$396,477	$307,914
Income tax expense	190,577	157,744
Interest and other expense on debt	32,238	36,580
Depreciation and amortization	98,954	116,187
Earnings from 50% owned joint ventures	(42,217)	(103,018)
Cash distribution from 50% owned joint ventures	52,078	91,576
Minority interest	14,834	—

EBITDA	$742,941	$606,983

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Operating activities: Net cash provided by operations for the nine months ended September 30, 2007 was $408.5 million compared to $386.1 million for the nine months ended September 30, 2006. For the nine months ended September 30, 2007, accounts receivable used $149.2 million of cash as a result of increased sales volumes and higher selling prices in comparison to the month of December 2006. Due to the seasonal slowdowns which occur in the month of December, the Company’s receivable balances at that time were relatively low. This use of cash during 2007 represents a return of our receivable balances to normalized levels. Inventories used $23.3 million of cash due primarily to the increase in the cost of the primary raw material, ferrous scrap. Accounts payable and other liabilities provided $52.7 million due to increased trade accounts payable due to the higher scrap raw material costs and higher production levels in comparison to the seasonal lower production levels recorded in December 2006.
Investing activities: Net cash used in investing activities was $3.8 billion in the nine months ended September 30, 2007 compared to $395.3 million in the nine months ended September 30, 2006. For the nine months ended September 30, 2007, cash paid for acquisitions, net of the opening cash received from those operations, was $3.7 billion, capital expenditures totalled $133.7 million and the net purchases of auction rate securities were $19.2 million. These acquisitions included Chaparral, Re-Bars, D&R, and VPI.
Financing activities: Net cash provided by financing activities was $3.4 billion in the nine months ended September 30, 2007 compared to net cash used in financing activities of $288.1 million in the nine months ended September 30, 2006, primarily because the Company financed the acquisition of Chaparral Steel Company with a $1.15 billion bridge loan facility and a $2.75 billion term loan facility. Offsetting this, the Company redeemed the 10% Senior Notes due 2013 that were acquired as part of the Chaparral acquisition for approximately $341.6 million, the Company paid $100.7 million in dividends during the nine months ended September 30, 2007, and the Company paid $40.8 million in additional deferred financing costs associated with entering into the new loans mentioned previously. On September 28, 2007 the Company repaid $150 million of the bridge loan facility by borrowing the same amount against the Company’s Senior Secured Credit Facility.
On March 9, 2007, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.27 per common share. This resulted in a total dividend payment of $88.5 million to shareholders of record at the close of business on February 22, 2007. On June 1, 2007, the Company paid a quarterly cash dividend of $0.02 per common share. This resulted in a dividend payment of $6.1 million to shareholders of record at the close of business on May 16, 2007. On September 7, 2007, the Company paid a quarterly cash dividend of $0.02 per common share, which resulted in a dividend payment of $6.1 million to shareholders of record at the close of business on August 22, 2007.
On November 5, 2007, the Board of Directors approved a quarterly dividend of $0.02 (two US$ cents) per common share, payable December 12, 2007 to shareholders of record at the close of business on November 27, 2007.
Outstanding Shares
As of October 31, 2007, the Company had 305,952,190 common shares outstanding.
Credit Facilities and Indebtedness
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company’s principal liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long term debt:
Bridge Loan Facility and Term Loan Facility: On September 14, 2007, the Company financed its acquisition of Chaparral Steel Company, in part, by a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility. On September 28, 2007, $150.0 million of the Bridge Loan Facility was repaid using the Company’s Senior Secured Credit Facility.
The Bridge Loan facility matures 90 days from the closing of the Chaparral acquisition (with an option to extend for an additional 90 days) and bears interest at Libor plus 0.80%. The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at Libor plus between 1.00% and 1.25%. The Bridge Loan Facility and the Term Loan Facility are not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Company may elect to prepay all or any portion of the loans under each facility at any time without penalty or premium. At September 30, 2007, there was $2.75 billion in borrowings under the term loan and $1.0 billion in borrowings under the bridge loan.
As disclosed above, on November 1, 2007, the Company filed a final short form prospectus in connection with the issuance of 110 million of its common shares. The offering is expected to close on November 7, 2007. The net proceeds of the offering will be used to repay all of the Bridge Loan Facility and a portion of the Term Loan Facilities.
Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased until July 31, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.
At September 30, 2007, there was $150.0 million in borrowings and $432.8 million was available under the Senior Secured Credit Facility compared to no borrowings and $592.4 million available at December 31, 2006.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW IPEX-Bank to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At September 30, 2007 and December 31, 2006, no amounts had been drawn on this facility.
Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company’s first opportunity to call these senior notes was July 15, 2007 at a redemption price of 105 3/8%.
Industrial Revenue Bonds: The Company had $54.6 million of industrial revenue bonds outstanding at September 30, 2007 and $31.6 million at December 31, 2006. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 50% to 82% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018, respectively. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.
Capital Leases: Gerdau Ameristeel had $0.2 million of capital leases at September 30, 2007 and $0.4 million of capital leases at December 31, 2006.
Capital expenditures
Gerdau Ameristeel spent $133.7 million on capital projects in the nine months ended September 30, 2007 compared to $148.7 million in the nine months ended September 30, 2006. The most significant projects include a new melt shop and the replacement of a rolling mill stand for the Jacksonville, Florida mill, a new scrap shredder at the Jackson, Tennessee mill, a new ladle arc furnace at the Sand Springs, Oklahoma mill, the overhaul of a scrap conveyer at the Sayreville, New Jersey mill, the upgrade of a shredder at the St. Paul, Minnesota mill, a new scrap loading facility and finishing end at the Wilton, Iowa mill, and a cooling bed extension at the Charlotte, North Carolina mill.
Off — balance sheet arrangements
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.

Contractual obligations
The following table represents the Company’s contractual obligations as of September 30, 2007.

(US$ in thousands)	Total	Less than one Year	1 - 3 Years	4 - 5 Years	After 5 Years

Total debt (1)	$4,355,472	$1,115	$—	$2,651	$4,351,706
Interest	1,232,302	239,577	438,833	438,826	115,065
Operating leases (2)	68,154	11,640	18,251	14,426	23,837
Capital expenditures (3)	142,653	106,990	24,964	10,699	—
Unconditional purchase obligations (4)	151,985	151,985
Pension funding obligations (5)	3,976	3,976

Total contractual obligations	$5,954,542	$515,282	$482,049	$466,602	$4,490,608

(1)	Total amounts are included in the September 30, 2007 Condensed Consolidated Balance Sheet. See Note 8, Long-term Debt, to the Condensed Consolidated Financial Statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of September 30, 2007.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5)	Pension plan and other post retirement plan contributions beyond 2007 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets.
As of January 1, 2007, the Company had $20.6 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
INTERNAL CONTROLS
Prior to the issuance of its unaudited condensed consolidated financial statements for the interim period ended June 30, 2007, the Company identified an error in the presentation of financial information related to its subsidiary guarantors. In October 2007, the Company filed revised audited financial statements which include the necessary changes.  The revision in presentation of the subsidiary guarantor condensed consolidating financial data for the year ended December 31, 2006 and three and nine months ended September 30, 2006 have also been reflected in the Company’s financial statements for the nine months ended September 30, 2007.  The Company determined that, during the nine months ended September 30, 2007, there was not a significant change in internal controls.  The changes in the presentation did not affect the Company’s consolidated financial position or consolidated results of operations, nor did the changes adversely impact its compliance with debt covenants or ratios.  The changes are in the condensed consolidating financial data regarding the Company, GUSAP Partners and the combined guarantors of the Company’s senior notes presented in the footnotes to the financial statements.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the Condensed Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
Revenue Recognition
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Business Combinations
 Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require  significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company utilizes third-party valuation experts to assist in this process. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements.
Accounting for Goodwill and Intangible Assets
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.  Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset.  Intangible assets are reviewed for impairment annually.
Long-lived Assets
The Company is required to assess potential impairments of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
Accounting for Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109”. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company will consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.
Environmental Remediation
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Post Retirement Benefits
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
RECENTLY ISSUED ACCOUNTING STANDARDS
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”. This guidance specifically precludes the use of the previously acceptable “accrue in advance” method of accounting for these activities. In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statement of Earnings for the three months and nine months ended September 30, 2006 resulting in a decrease in net income of $4.5 million and $1.4 million, respectively. Additionally, the Company also adjusted the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2006 resulting in an increase in shareholders’ equity of $1.3 million. See “Note 2” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2007 – “Summary of Significant Account Policies” for the full disclosure of the impact of the adoption of FSP No. AUG AIR-1 on the Condensed Consolidated Financial Statements.
The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a net decrease to retained earnings of $4.3 million related to the Company’s reliance on Canadian proposed legislation. As of January 1, 2007, the Company had $20.6 million of unrecognized tax benefits, of which $15.0 million would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the nine months ended September 30, 2007. It is reasonably possible that the Canadian legislation will be enacted as currently proposed within the next 12 months. The Company’s unrecognized tax benefits will decrease by $8.1 million in the period of enactment.
The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007, the Company had approximately $1.4 million of accrued interest and penalties related to its uncertain tax positions.
The tax years 2003 to 2006 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 2001 to 2006 remain open to examination by the Canadian taxing jurisdictions.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. The Company is in the process of evaluating the financial impact of adopting SFAS 159.
Subsequent Events
On October 1, 2007, the Company acquired Enco Materials Inc., a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.

As disclosed above, on November 1, 2007, the Company filed a final short form prospectus in connection with the issuance of 110 million of its common shares, which is expected to close on November 7, 2007.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material have resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global overcapacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which would adversely affect sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. Significant portions of the Company’s products are also destined for the steel service center industry. Many of the Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries could materially adversely impact the Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future resulting in price depression, which could materially adversely affect our ability to compete and maintain the Company’s sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This had resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Currently, it is believed that China’s supply of steel may soon exceed, and in some cases may already exceed, its demand for that product. Many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The integration with Chaparral may not be successful and may reduce the Company’s profitability.
The acquisition of Chaparral involves risks relating to the difficulty of integrating the business, operations, products and services of Chaparral with those of the Company, as well as any unanticipated expenses related to such integration. Integration with Chaparral will require a substantial amount of the Company’s time. Diversion of the Company’s attention from its existing businesses, as well as problems that may arise in connection with the integration of the operations, may have a material adverse impact on the Company’s revenues and results of operations. Integration may result in additional expenses, which could negatively affect the Company’s results of operations and financial condition. In addition, the Company may discover that it has acquired undisclosed liabilities as a result of the acquisition of Chaparral. Although the Company has conducted what it believes to be a prudent investigation in connection with the acquisition of Chaparral, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning Chaparral and the Company is not indemnified for any breaches of representations, warranties or covenants in the agreement relating to the acquisition of Chaparral. The Company may not succeed in addressing these risks or any other problems encountered in connection with the acquisition of Chaparral. The Company may not successfully integrate Chaparral’s business, operations or product lines of Chaparral with those of Gerdau Ameristeel, or realize all of the anticipated benefits and synergies of the acquisition, including expected annual pre-tax operating synergies in excess of $55.0 million by the end of 2008. We believe that the acquisition of Chaparral may be dilutive to our future earnings after considering expected synergies and after giving effect to this offering. If the benefits of the acquisition do not exceed the costs associated with the acquisition, our results of operations and financial condition could be materially adversely affected.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company is highly leveraged. As of September 30, 2007, the Company had $4.1 billion of net indebtedness, which includes indebtedness of $3.9 billion to fund the acquisition of Chaparral. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under existing credit facilities, are at variable rates of interest and expose the Company to the risk of increased interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and · the Company may be unable to make capital expenditures that are important to its growth and strategies.
Under the terms of the existing credit facilities, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The new credit facilities entered into to finance the acquisition of Chaparral contain financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The new credit facilities are unsecured but provide for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The new credit facilities also contain customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. The senior secured revolving credit facility also contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s discretion in the operation of the business.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances, as well as the recent acquisition of Chaparral, will likely involve some or all of the following risks, which could materially adversely affect the business, results of operations or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require significant capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot guarantee that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot guarantee that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the results of operations may be materially adversely affected.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw material for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap has resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is currently well above previous ten year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and cause production to decline and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As at September 30, 2007, approximately 34% of the Company’s employees are represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.
The Company may be unable to negotiate new collective bargaining agreements without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial results and results of operations.
Environmental laws and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”). These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company.
The Company’s operations involve the use of large and complex machinery and equipment and exposure to various substances. As a consequence, there is an inherent risk to workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s operations.
The Company generates certain wastes, primarily electric arc furnace dust (“EAF dust”), that are classified as hazardous wastes and must be properly managed under applicable EHS Laws. In the United States and Canada, certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations and financial condition.

Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue and legislative responses to climate change, could have a material adverse effect on the business, financial condition, or results of operations.
The Company is required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations and financial condition and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. The Company may not be able to meet all applicable regulatory requirements. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on our results of operations and financial condition.
The Company anticipates that its Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level climate change initiatives intended to reduce greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, some of which could be in place in the relative near term, as the 2008 commencement of the first Kyoto Protocol compliance period draws closer. Certain state governments in the United States, including California and a growing coalition of eastern and mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, federal legislation that would limit greenhouse gas emissions has been re-introduced in the U.S. Congress and may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations and financial condition.
Unexpected equipment failures may lead to production curtailments or shutdowns.
Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover our losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations and financial condition.
Steel operations require substantial capital investment and maintenance expenditures which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
The Company depends on senior management and may be unable to replace key executives if they leave.
The Company’s operations and prospects depend in large part on the performance of its senior management team. The Company does not have non-competition agreements with any of the executive officers other than Mario Longhi, the Company’s President and Chief Executive Officer. The Company cannot assure you that the executive officers will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
We are exposed to fluctuations in interest rates.
Certain of the Company’s borrowings, primarily borrowings under the senior secured credit facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Significant changes in interest rates can increase the Company’s interest expense and have a material adverse effect on its results of operations or financial condition.

The Company’s pension plans are underfunded.
The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans, which would reduce cash available for other business needs.
Currency fluctuations could adversely affect our financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the business. A strong Canadian or U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. As a result, the Company’s steel products that are made in Canada or the United States may become relatively more expensive as compared to imported steel, which could have a material negative impact on sales, revenues, margins and profitability.
By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.
Estimates used in the preparation of financial statements may differ from actual results.
The Company prepares financial statements in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flow, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $42.2 million to net income for the nine months ended September 30, 2007, and $103.0 million to net income for the nine months ended September 30, 2006. The Company received $52.1 million of cash distributions from its joint ventures in the nine months ended September 30, 2007, and $91.6 million of cash distributions for the nine months ended September 30, 2006. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control the joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests.
OUTLOOK
The Company operations have performed well during 2007 and earnings through the first nine months of 2007 have already surpassed its full year earnings from 2006. The slowdown in the North American residential construction segment has little direct impact to the Company’s demand as it primarily services the infrastructure and non-residential construction industry which remains strong.
The Company is focused on executing its integration strategy for Chaparral which to date has proceeded well. Employees from both organizations have been fully engaged in this process, sharing best practices to seek to ensure that synergy opportunities are realized.
With the expected completion of the Company’s equity offering generating approximately $1.3 billion of cash, prior to any exercise of the overallotment option, to reduce its debt levels, management believes that the Company’s capital structure will be well positioned for the coming years.”

Mario Longhi	Phillip E. Casey
President and CEO	Chairman of the Board